Exhibit (a)(5)(D)

INTERNATIONAL PAPER PLAZA

6400 POPLAR AVENUE

MEMPHIS, TN 38197

News Release

International Paper Announces Final Results of Tender Offer

Company repurchases approximately $1.385 billion of its common stock

MEMPHIS, Tenn.—September 19, 2006—International Paper (NYSE:IP) today announced the final results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, New York City time, on Wednesday, September 13, 2006.

International Paper has accepted for purchase 38,465,260 shares of its common stock at a price of $36.00 per share for a total cost of approximately $1.385 billion. These shares represent approximately 7.8 percent of the shares outstanding as of September 18, 2006. Because International Paper is purchasing all of the shares tendered, no proration is required.

The depositary will promptly pay for the shares accepted for purchase. Upon completion of the tender offer, International Paper has approximately 454.8 million shares of common stock outstanding.

Goldman, Sachs & Co. and UBS Securities LLC served as dealer managers for the tender offer. D.F. King & Co., Inc. served as information agent and Mellon Investor Services served as the depositary. Shareholders and investors who have questions or need information about the tender offer may call D.F. King & Co., Inc. at (800) 487-4870.

Headquartered in the United States, International Paper has been a leader in the forest products industry for more than 100 years. The company is currently transforming its operations to focus on its global uncoated papers and packaging businesses, which operate and serve customers in the U.S., Europe, South America and Asia. These businesses are complemented by an extensive North American merchant distribution system. International Paper is committed to environmental, economic and social sustainability, and has a long-standing policy of using no wood from endangered forests. To learn more, visit www.internationalpaper.com.

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Contacts:

Media: Kathleen Bark, 1-901-419-4333; Investors: Brian McDonald, 901-419-4957